April 22, 2024

VIA E-mail

Trina Sandoval, Esq.
American General Life Insurance Company
21650 Oxnard Street, Suite 750
Woodland Hills California 91367

          Re: American General Life Insurance Company
              Initial Registration Statement on Form S-1
              File No. 333-277203

Dear Ms. Sandoval:

         You filed the above-referenced initial registration statement on Form S-1 on behalf of
American General Life Insurance Company (the    Company   ) on February 21,
2024. We have
reviewed the registration statement and have provided our comments below. Based on our review, we have the following comments.

General

   1. Please provide all missing information, including all appendices, exhibits, and financial statements in the next pre-effective amendment to the registration statement. We may have further comments when you include the omitted information.

   2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the
          Contract.

   3. Where a comment is made regarding the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement, including the summary. Further, where disclosure is requested to be added in one place, please add similar disclosure to all other sections of the prospectus where such disclosure would be relevant. For example, disclosure requested on the cover page should also be reflected in the summary, risk factors, and elsewhere as appropriate.

   4. Please confirm supplementally that the rates and assumptions reflected in all examples provided throughout the prospectus are reasonable in light of current and anticipated market conditions.
 Trina Sandoval, Esq.
April 22, 2024
Page 2

Cover Page

    5. We note that the cover page is missing disclosure concerning key features and risks of the Contract that should be highlighted on the cover page. The comments included below generally cover these additional points.

    6. Please state that the Contract is an insurance contract and is not an index fund.

    7. Please add a prominent statement after the second sentence of the second paragraph that the Company does not allow additional premium payments.

    8. Please prominently indicate in the second paragraph that the Contract is a complex investment and involves risks, including potentially significant loss of principal, and an investor should speak with a financial professional about the Contract s features, benefits, risks, and fees.

    9. If applicable, please disclose that the Index(es) is a price return index and therefore does not reflect dividends paid on the securities comprising the Index, or the Index(es)
       deducts fees and costs when calculating Index performance, either of which will reduce the Index return and will cause the Index to underperform a direct investment in the securities comprising the Index. Please also ensure that the Index(es) name in the prospectus includes "Price Return," if applicable.

        Please include corresponding disclosures in the Important Information You Should
        Consider About the Contract, Risk Factors, and The Indices sections of the prospectus.

    10. Please indicate that the Term for a Strategy Account Option may be one, three, or six years.

    11. Please state that Upside Parameters can change from one term to the next. Please prominently disclose the lowest limit that may be established under the Contract for each type of Upside Parameter (i.e., Cap Rates, Cap Secure Rates, Participation Rates,
        Trigger Rate, and Trigger Secure Rate).

        Please provide corresponding disclosure in the Summary, the Important Information
        You Should Consider About the Contract, and the Risk Factors sections of the prospectus.

    12. Please prominently disclose the maximum potential loss, as a percentage, that an Owner could experience from negative Index performance after taking into account the current
        Buffer Rates under the Contract (this could be based on either the lowest Buffer Rate currently offered and the corresponding maximum potential loss for that Buffer Rate or a range of all Buffer Rates currently offered and a corresponding range of the maximum potential loss). In addition, please state that Buffer Rates could change in the future, and prominently disclose the minimum guaranteed Buffer Rate that will always be available under the Contract or, alternatively, disclose that the Company does not guarantee that
 Trina Sandoval, Esq.
April 22, 2024
Page 3

        the Contract will always offer Strategy Account Options that limit Index loss, which would mean risk of loss of the entire amount invested.

        Please provide corresponding disclosure in the Summary, the Important Information
        You Should Consider About the Contract, and the Risk Factors sections of the prospectus.

    13. Please prominently state that the Company reserves the right to add, replace or remove the Strategy Account Options offered, change the Indexes, and limit the number of offered Strategy Account Options to only one. Please state that if all but one Strategy
        Account Option is terminated, the Owner will be limited to investing in only that
        Strategy Account Option with terms that may not be acceptable to the Owner. Please also disclose that if an Owner chooses to Surrender the Contract, the Owner may be subject to Withdrawal Charges, Market Value Adjustments, Interim Value adjustments, taxes, and tax penalties, and if the Owner replaces the Contract with another retirement vehicle, it may have different features, fees, and risks than the Contract. Please make this change to similar disclosure elsewhere in the prospectus.

    14. Please disclose that the Contract is not a short-term investment and include prominent language on the cover page regarding the impact of Withdrawals under the Contract, including amounts removed from a Strategy Account Option during its term. Please consider using bullet points to facilitate investor understanding, and include in this disclosure the following:

          a. The impact of the Interim Value when amounts are removed from a Strategy
             Account Option during its Term, including the transactions that trigger the Interim
             Value (Surrender, Withdrawal, Performance Lock, annuitization, Contract cancellation, death benefit, deduction of Contract fees and charges) and the maximum potential loss, as a percentage, due to the application of the Interim
             Value.

          b. The impact of the Negative Adjustment if amounts are removed from a Strategy
             Account Option during a Term, including the transactions that trigger the
             Negative Adjustment and disclosure that the adjustment could be more than the amount withdrawn.

          c. The impact of the Market Value Adjustment to amounts withdrawn from the
             Contract within the first six Contract Years, including the transactions that trigger the Market Value Adjustment and the maximum potential loss, as a percentage, due to a negative Market Value Adjustment.

          d. A statement that Withdrawals could result in significant reductions to Contract
             Value and to the death benefit, perhaps by more than the amount withdrawn, as well as to the amount of Index Credits applied at the end of the Term.

          e. A statement that Withdrawals may be subject to surrender charges of up to 8%, income taxes, and income tax penalties if taken before age 59 1/2. Trina Sandoval, Esq.
April 22, 2024
Page 4

          f. A statement that the Contract may not be appropriate if an Owner intends to take
             Withdrawals from a Strategy Account Option prior to the end of a Term or from the Contract within the first six Contract Years, particularly ongoing Withdrawals such as systematic Withdrawals and required minimum distributions, and an investor should consult with a financial professional before doing so.

        Please provide corresponding disclosure in the Summary and ensure that other sections of the prospectus that describe the impact of Withdrawals are similarly fulsome (e.g.,
        Withdrawal Risk - Risk Factors, Interim Value Risk - Risk Factors, Access to Your
        Money, etc.).

    15. If applicable, please revise the free look provision on the cover page and in the "Free
        Look" section of the prospectus to clarify that the Company will apply the Interim Value when calculating the refund amount, and therefore this amount could be less than the amount paid with the application (the Purchase Payment).

    16. Please provide a cross-reference to the page number in the prospectus
where the    Risk
        Factors    section appears. See Item 501(b)(5) of Regulation S-K.

    17. Please state that the Company's obligations under the Contract are subject to its financial strength and claims paying ability.

Special Terms

    18. Please revise the definition of each Upside Parameter (e.g., Cap, Cap Secure, Trigger, etc.) to clarify that the applicable parameter is designed to limit an investor's participation in positive Index performance. Please make corresponding changes where relevant throughout the prospectus to ensure that Upside Parameters are appropriately described as contract features that limit Index gains.

    19. The prospectus states in several places that the Cash Value will never be less than the minimum required by law, and that amounts paid on Surrender, death, or annuitization are subject to a Minimum Withdrawal Value that is similarly subject to state minimum nonforfeiture laws. Please explain supplementally how state nonforfeiture law applies to a registered index annuity where loss from the Interim Value could be 100%, loss from negative index performance could be 90%, and the Market Value Adjustment formula is unfloored.

    20. In accordance with plain English principles, please remove definitions that are used minimally throughout the prospectus, such as Continuing Spouse, Insurable Interest,
        Market Close, Option Unit Value, and Purchase Payment Limit, and instead define such terms in the relevant section of the prospectus.

    21. Given the point-to-point nature of the Index Change calculation, please clarify the
        definition of Index Change to state,    For all Strategy Account
Options other than Cap
        Secure and Trigger Secure, the percentage change in the Index Value, which is
 Trina Sandoval, Esq.
April 22, 2024
Page 5

        determined by comparing the Index Value on the Term Start Date to the Index Value on
        the Term End Date.

        Also, to clarify that Index Change for each year during a multi-year Term is compounded, please revise to reflect that for Cap Secure and Trigger Secure, Index
        Change is measured by calculating the compounded percentage change in the Index
        Value between the Term Start Date and the Term End Date, including Contract
        Anniversaries.

    22. In the definition of Interim Value, please prominently state that the Interim Value could be substantially less than the amount invested in the Strategy Account Option and could result in significant loss. Please provide corresponding disclosure in the relevant sections of the prospectus that discuss the transactions that trigger the Interim Value
        (Surrenders, Withdrawals, Performance Locks, annuitization, Contract cancellation, the death benefit, and deduction of the Return of Premium Death Benefit fee).

        Please also clarify that the Interim Value is calculated at the    end
of a Business Day.

    23. Please consider whether the second sentence in the definition of Participation and Cap is necessary, as it appears to be restating the same concept as the first sentence. Please revise as appropriate.

    24. In the definition of Performance Lock, please prominently disclose that an investor will not know the Interim Value at the time they request a Performance Lock, the investor may lock in a loss, the loss may be significant, and they should speak to their financial professional before executing a Performance Lock. Please ensure this disclosure is also in the Summary, in the Important Information You Should Consider About the Contract
        on pages 9 and 10, in the Risk Factors, and in the Performance Lock discussion on page
        33 of the prospectus.

    25. Please include a cross-reference to Appendix F: State Variations in the definition of
        Strategy Account Option Minimum Withdrawal Value.

Summary

    26. When describing in the first paragraph whether the Contract may be appropriate for an
        Owner, please disclose that an Owner should understand that there could be significant loss of principal under the Contract.

    27. Please briefly describe the Allocation Options offered under the Contract, including that each Strategy Account Option is made up of a Upside Parameter and Downside
        Parameter, which determines the extent of a gain or loss credited at the end of a Term.
        Please also include a chart listing all Allocation Options that are currently being offered.

    28. Please add brief disclosure explaining that when Strategy Account Options mature,
        Strategy Account Option Value will be reallocated at the end of the Term according to the Owner's instructions, and the default reallocation in the absence of such instructions.
 Trina Sandoval, Esq.
April 22, 2024
Page 6

    29. Please clarify the meaning of the first sentence of the fifth paragraph, which guarantees
        that at least one Strategy Account Option that is either    currently
offered or is similar to
        one that is currently offered    will always be offered. For example,
does    currently
        offered    mean currently offered as of the date of the prospectus, at the time every other
        Strategy Account Option is discontinued, or something else? Also, does similar to mean, for example, a Strategy Account Option offering a Buffer, but not necessarily the
        -10% Buffer currently offered? Please also reconcile the disclosure here and elsewhere with the disclosure on page 20 stating the Company guarantees that it will "always offer at least one Strategy Account Option that is either currently offered or is substantially similar to one that is currently offered." We may have additional comments depending upon the response.

    30. Please replace the second sentence of the sixth paragraph with clear disclosure that upon exercise of the Performance Lock, the Interim Value for the Strategy Account Option is
           locked-in    until the next Contract Anniversary and will not
receive any Index Credits
        on the Term End Date.

    31. Please disclose that the Contract offers a standard death benefit as well as an optional death benefit available for an additional charge.

Important Information You Should Consider About the Contract

Key Features

    Allocation Accounts     Fixed Account Option

    32. Please state the minimum Guaranteed Rate for the Fixed Account Option.

    Indices

    33. Please inform the staff whether any Index will be a new and/or a proprietary index. If so, we ask that the Company confirm that: (i) the Index and its methodology will be publicly available; (ii) all components of the Index will be actively traded; and (iii) the
        Index can be replicated by unaffiliated third parties. We may have additional comments based on the responses and/or additional disclosure.

    Upside Parameters     Cap Secure

    34. As Cap Secure limits positive Index performance and is only applicable to multi-year
        Terms, please revise to state, "Cap Secure allows you to participate limits your participation in positive Index performance each Contract Anniversary of a multi-year
        Term Strategy Account Option up to and including the Cap Secure Rate."

    35. Please include a simple example of the Index Credit Rate on the Term End Date based on the compounding of the adjusted annual index performance on each Contract
        Anniversary within a multi-year Term.
 Trina Sandoval, Esq.
April 22, 2024
Page 7

    Upside Parameters     Participation and Cap

    36. Please include an example of the Participation and Cap where the Participation Rate is less than 100%.

    Upside Parameters     Dual Direction Buffer with Cap

    37. Please provide an example resulting in a negative Index Credit Rate (e.g., if the Index
        Change is -15% and your Buffer Rate is 10%, your Index Credit Rate would be negative
        5%.)

    Upside Parameters     Trigger Secure

    38. Please clarify, if true, that Trigger Secure is only applicable to Strategy Account Options that include multi-year Terms.

    39. Please include a numerical example showing how the performance on each Contract
        Anniversary within the multi-year Term would be compounded to establish the Index
        Credit Rate on the Term End Date when the Index returns are positive and negative during different Contract Anniversaries.

    Performance Lock

    40. In both the third and fourth sentences, please replace references to
value    with    Interim
        Value.

    Death Benefit - Optional Return of Purchase Payment Death Benefit

    41. Please prominently disclose in the second paragraph that Withdrawals will reduce Net
        Purchase Payments, and therefore the Return of Purchase Payment Death Benefit, on a proportionate basis, and this reduction could be more than the amount of the
        Withdrawal.

    42. Please supplementally explain why the optional Return of Purchase Payment Death
        Benefit fee is deducted only from the Strategy Account Options, rather than also including the Fixed Account Option, as such deductions can have a potentially greater adverse effect on the Strategy Account Options, as opposed to the Fixed Account
        Option, due to Interim Value adjustments.

    43. The calculation of the Return of Purchase Payment Death Benefit includes Contract
        Value    less fees if applicable    as a component of the death benefit
equation. Please
        clarify whether this is a reference to the fee associated with the Optional Return of
        Purchase Payment Death Benefit. Otherwise, please clarify how this amount differs from the "Contract Value" that can be received under the Contract Value Death Benefit.
 Trina Sandoval, Esq.
April 22, 2024
Page 8

Fees and Charges

    Withdrawal Charges

    44. The disclosure notes Withdrawals will also be subject to Market Value Adjustments during the Withdrawal Charge Period. Please include a separate heading for the Market
        Value Adjustment to describe this adjustment separate from Withdrawal Charges.
        Please also prominently state the maximum potential loss, as a percentage, due to a negative Market Value Adjustment. In addition, please include corresponding prominent disclosure on maximum potential loss from a negative Market Value
        Adjustment in the Risk Factors and Fees and Charges sections of the prospectus.

        Further, please add subsections under Fees and Charges to describe the Interim Value and the Return of Purchase Payment Death Benefit fee. When describing the Interim
        Value, please list the transactions that trigger the Interim Value, briefly describe the
        Negative Adjustment, and state the maximum potential loss, as a percentage, due to the application of the Interim Value. Please include corresponding prominent disclosure on maximum potential loss from the Interim Value in the Risk Factors and Interim Value sections of the prospectus.

        Please also provide specific instructions on how the investor may obtain Interim Value information, both here, and in each discussion in the Prospectus where an investor may wish to know the Interim Value(s) of any Strategy Account Options(s) in which they are invested (e.g., in connection with Withdrawals or exercising the Performance Lock feature).

    Premium Taxes

    45. Please include a cross-reference to Appendix F: State Variations.

Restrictions

    46. Please include the restriction related to the Return of Purchase Payment Death Benefit
        (i.e., the Return of Purchase Payment Death Benefit may not be available through certain Selling Broker-Dealers), if applicable. Such disclosure should include which
        Selling Broker-Dealers will not be selling the Return of Purchase Payment Death
        Benefit.

    Investments     Transfer Restrictions

    47. The fifth sentence states,    The Strategy Account Option Interim Value
could be less
        than your investment in the Strategy Account Option even if the Index is performing
        positively.    Please revise to disclose more clearly how significant
the loss could be
        from the Interim Value. Please also note the Negative Adjustment.

    48. If an existing allocation is no longer offered at the end of a Term, please disclose how an investment will be reallocated.
 Trina Sandoval, Esq.
April 22, 2024
Page 9

    Investments     Investment Restrictions

    49. Please disclose the following Fixed Account Option restriction,    At
any time we are
        crediting the guaranteed minimum interest rate specified in your Contract, we reserve the right to restrict your ability to invest in the Fixed Account
Option,    which appears in
        the Selecting Allocation Accounts for Investment section of the prospectus.

    50. Please prominently disclose that the Company reserves the right to stop offering all but one Strategy Account Option.

    51. Please disclose that the Company will provide written notice before adding, replacing, or removing a Strategy Account Option or Index.

    Investments     Availability of Strategy Account Options and Indices

    52. Please describe the Company's ability to change the features of a Strategy Account
        Option (i.e., Caps, Participation Rates, Triggers, Buffer Rates, Indexes, etc. subject to any contractual minimum guarantees) from one Term to the next.

    53. We note the disclosure states,    Certain Strategy Account Options and
Indices may not
        be available through your financial representative.    Please disclose
all variations, as all
        material terms must be in the prospectus, including the availability of Strategy Account
        Options and Indices. Please also disclose that the prospectus describes all material terms under the Contract.

Taxes

    54. Please revise second sentence of the third bullet as follows,    You
may have be subject to
        a 10% WD[ SHQDOW\ LI \RX WDNH D :LWKGUDZDO EHIRUH DJH

Risk Factors

    55. Please include a risk factor discussing the risks related to a Market Value Adjustment, including the maximum potential loss, as a percentage, from a negative Market Value
        Adjustment.

Short-Term Investment Risk

    56. Please remove the phrase    in excess of the penalty-free Withdrawal
Amount    as the
        Contract may not be appropriate for investors who need ready access to cash even within the penalty-free Withdrawal Amount given the potentially significant losses associated with the Interim Value and the Negative Adjustment, the proportionate reductions to the
 Trina Sandoval, Esq.
April 22, 2024
Page 10

        Return of Premium Death Benefit, the forfeiture of Index Credits, and tax consequences and potential tax penalties.

Liquidity Risk

    57. Among the significant risks and negative consequences of a Withdrawal or Surrender listed in the second bullet, please also include Interim Value adjustments, Negative
        Adjustments, proportionate adjustments to the Return of Purchase Payment Death
        Benefit, and forfeiture of Index Credits.

    58. With respect to delays in payment discussed in the last bullet, please clarify the disclosure here and on page 48 stating that the Company may defer payment of any
        Withdrawal or Surrender proceeds for up to six months with the disclosure on pages 12 and 38 stating that such delays would only occur with respect to Withdrawals from a
        Fixed Account Option.

Performance Lock Risk

    59. In the fourth bullet, please disclose that the    locked-in    request
is irrevocable once
        received and explain how an Owner may obtain current Interim Values.

Index Substitution Risk

    60. Please disclose the risks related to performance calculation if the Index is substituted during a Term.

Purchasing a Contract

Assignment of the Contract/Change of Ownership

    61. The prospectus states that the Company reserves the right not to recognize an assignment of the Contract only "if it changes the risk profile of the Owner, if no
        Insurable Interest exists, or if not permitted by the Internal Revenue Code." Please explain supplementally how this assignment provision satisfies the requirements of rule
        12h-7, which conditions written notice to, and acceptance by, the Company prior to any assignment of the Contract and reservation of the right to refuse assignments to ensure that a trading market for the Contract does not develop.

Termination of the Contract for Misstatement and/or Fraud

    62. Please supplementally explain the legal basis for terminating the Contract if an Owner has misstated his or her age, particularly because it does not appear that any Contract benefits other than the optional Return of Purchase Payment Death Benefit are predicated on the Owner being of a certain age at issue.
 Trina Sandoval, Esq.
April 22, 2024
Page 11

Allocation Accounts

    63. Please specify the default Allocation Option if an Owner   s Allocation
Option is no
        longer available.

    64. Please also identify in the second paragraph the website address to obtain renewal rates.

Strategy Account Options - Applying Upside Parameters

    65. Please consider breaking out the discussion of Cap Secure and Trigger Secure into a separate bullet. Please also provide more context to differentiate how the Index Credit
        Rate at the Term End Date is determined, given Index performance on each Contract
        Anniversary within a multi-year Term is compounded.

Strategy Account Options     Examples

    66. For each Upside Parameter example, please add a bullet stating that if the Index Change is negative, the Index Credit will be offset by the Buffer.

    67. Also, for each Upside Parameter example, please add a scenario with a 0% Index
        Change.

Upside Parameter: Calculating Gain for a Strategy Account Option with Trigger

    68. The first sentence of the first paragraph states,    On the Term End
Date for a Strategy
        Account Option with Trigger, if the Index Change is greater than or equal to zero, we
        use the Trigger Rate to calculate your gain, if any.    Please delete
 if any.    An Index
        Change greater than or equal to zero should result in a gain.

Upside Parameter: Calculating Gain for a Strategy Account Option with Dual Direction Buffer with Cap

    69. Please more clearly explain the absolute value aspect of the upside crediting methodology in accordance with plain English principles. For example, please revise the first paragraph to state that "On the Term End Date for a Strategy Account Option with Dual Direction Buffer with Cap, if the Index Change is positive, zero, or negative up to the Buffer Rate, we use the Cap Rate or the absolute value of the Index Change to calculate your gain, if any."

        Similarly, please revise the bulleted disclosure in the following manner to address the absolute value methodology and to mirror the bullets more closely in the Cap discussion on page 21 to facilitate investor comparisons of the Cap and the Dual Direction Buffer with Cap:

        x   If the Index Change is between the Cap Rate and the Buffer Rate (or equal to either),
            your Index Credit will equal the absolute value of the Index
Change.
 Trina Sandoval, Esq.
April 22, 2024
Page 12

        x   If the Index Change is positive and exceeds the Cap Rate, your
Index Credit will
            equal the Cap Rate.
        x   If the Index Change is zero, your Index Credit Rate will equal zero.

        Finally, please remove the second paragraph so that all aspects of positive Index
        Crediting are discussed in this section.

    70. The Cap Rate does not limit negative Index performance (as illustrated by the -7% Index
        Change example that follows). Accordingly, please revise the disclosure in the third paragraph to state that an investor will not participate in any Index performance beyond the Cap Rate when the Index Change is positive.

    71. Please include in the Hypothetical Examples of the Dual Direction Buffer with Cap an example that includes a Buffer Rate line of -10%.

    Upside Parameter: Calculating Gain for a Strategy Account Option with Participation and
    Cap

    72. In the third paragraph, please also state that even if the Participation Rate is equal to or greater than 100%, you may still not fully participate in positive Index performance due to the Cap, limiting the upside potential of your investment.

    73. To avoid investor confusion and more clearly illustrate the impact of different Index
        Changes and the Cap on the Participation Rate for a Strategy Account Option, please revise the Hypothetical Examples of the Participation and Cap to more clearly state
        (adjacent to or under each bar) the assumed Participation Rate.

        Further, to ensure a balanced presentation and provide an example that facilitates investor comparisons with the examples provided for the Contract's other Upside
        Parameters, please divide each Index Change, Index Credit Rate, and Cap Rate in the example by 10 (e.g., the first bar chart would reflect an Index Change of 10%, a
        Participation Rate of 150%, a Cap Rate of 20%, and an Index Credit Rate of 15%).

        Finally, please replace the Participation Rate of 150% in the middle bar with a
        Participation Rate of 50% to reflect a Participation Rate and Cap Rate that have the effect of decreasing gains relative to the Index Change.

    74. In connection with the above comment, please revise the bullets following the revised table accordingly (e.g., "In the first example, the Index Change is 10%, the Participation
        Rate is 150% and the Cap Rate is 20%, so your Index Credit Rate would
be XX% . . .    ).

    Upside Parameter: Calculating Gain for a Strategy Account Option with Cap Secure

    75. Please clarify each bullet to make clear that the Index performance for each Contract
        Year will equal the Index Change, Cap Secure Rate, or zero, as applicable, then further adjusted based on a compounded calculation of the performance to date. Trina Sandoval, Esq.
April 22, 2024
Page 13

    76. To further assist with investor understanding, please include a row to follow the
        Compounding Calculation of Annual Index Performance row that reflects the compounded return as of the end of each year.
    77. Please consider if it is reasonable to assume $100,000 to be allocated to a single Strategy
        Account Option for a contract that allows a minimum single purchase payment of
        $25,000. Consider using $10,000, which is the dollar amount used in other examples within the prospectus (e.g., see Valuing Your Investment in a Strategy Account Option).

    Upside Parameter: Calculating Gain for a Strategy Account Option with Trigger Secure

    78. Please clarify each bullet to make clear that the Index performance for each Contract
        Year will equal the Trigger Rate, then adjusted based on a compounded calculation of the performance to date.

    79. Please revise the first sentence of the second paragraph to state, "You will not participate in any annual Index performance beyond the Trigger Secure Rate."

    80. To further assist with investor understanding, please include a row to follow the
        Compounding Calculation of Annual Index Performance row that reflects the compounded return as of the end of each year.

    Downside Parameter: Calculating Loss Using the Buffer for all Strategy Account Options
    except Dual Direction Buffer with Cap

    81. Please make prominent the last sentence of the second paragraph stating, "Losses can accumulate so that you could lose a percentage in excess of the Buffer Rate in multiple years of the Term." Please also provide a narrative numerical example (e.g., if the Index
        Change each year during a 6-year Term is -45%, then each year the annual Index performance would be -35% assuming a -10% Buffer Rate, but at the end of the 6-year
        Term the Index Credit Rate would be XX%.)

    Downside Parameter: Calculating Loss Using the Buffer for Dual Direction Buffer with
    Cap

    82. Please clarify in the first sentence that if the Index Change is negative but less than or equal to the Buffer Rate, then the Index Credit Rate will equal the absolute value of the negative Index Change. Without this clarification, the disclosure suggests that an absolute value crediting will occur when the Index Change exceeds the Buffer Rate for the portion of the negative Index Change that does not exceed the Buffer Rate.

    83. Similarly, please remove the phrase "the absolute value of the negative Index performance" from the second bullet, as the investor will receive a negative Index Credit that equals the negative Index Change in excess of the Buffer Rate if the Index Change is negative and exceeds the Buffer Rate.
 Trina Sandoval, Esq.
April 22, 2024
Page 14

Selecting Allocation Accounts for Investment

    84. In the first sentence of the second paragraph, please consider whether the consequence of "no new purchase payments" in cases where the Company removes an Allocation
        Account is relevant disclosure in the context of a single Purchase Payment product.

Valuing Your Investment in a Strategy Account Option

Interim Values

    85. Please clearly state the purpose of the Interim Value (i.e., designed to shift investment risk from the Company to the investor to protect the Company from loss when having to pay out amounts from the index options prematurely).

    86. Please state that the Buffer is not reflected in the calculation of Interim Value.

Index Substitutions

    87. Consistent with disclosure elsewhere, please revise the first sentence of the first
        paragraph as follows,    During a Term, if an Index is discontinued or
if the calculation of
        the Index is substantially changed by the Index provider, or if Index Values should become unavailable for any reason, . . ..

    88. Please also briefly explain through a straightforward numerical example how you will calculate the Index return if the old Index is replaced during a Term.

Performance Lock

    89. Please clarify in the third paragraph, and elsewhere as appropriate, that a Performance
        Lock may be exercised on any    Business Day.    Please also clarify
that the Company
        will lock-in the next Interim Value calculated    at Market Close.

    90. With respect to an automatically exercised Performance Lock described in the fourth paragraph, please clearly disclose that the amount locked in will not be the amount initially allocated to the Strategy Account Option increased by the specified percentage if the Strategy Base has decreased due to Withdrawals or the deduction of fees and charges and the Negative Adjustment. Please prominently state that this means that even after specifying a target performance gain percentage, an Owner may be locking in a loss.

        Please also provide a brief example, e.g., if the amount initially allocated is $10,000, but the Strategy Base is $8,000 due to prior Withdrawals from that Strategy Account Option, then an Interim Value would automatically "lock in" at $8,400 (1.05 x $8,000), not
        $10,500 (1.05 of $10,000).

    91. Please explain how an Owner may access current Interim Values. Please disclose that an Owner should obtain the current Interim Value before executing a Performance Lock,
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April 22, 2024
Page 15

        although because of its daily fluctuation this value may be more or less than the value that will be locked in. Please state that an Owner should speak to his or her financial professional before executing a Performance Lock.

    92. Please state that the current Performance Lock Fixed Rate is published in the Renewal
        Notice.

    93. Given that the Company may change the Performance Lock Fixed Rate at any time at its discretion, please clarify whether the current rate stated in the Renewal Notice is subject to change during the applicable new Term. If so, please disclose what type of advance notice is given. Please also disclose whether the rate can change for an Owner while
        amounts are    locked- in    and receiving the credited daily interest.

    94. If the Performance Lock Fixed Rate can change during a Term, either before or after a
        Performance Lock, please include appropriate risk disclosure in the Risk Factors
        Performance Lock Risk section of the prospectus.

Transfers Between Allocation Accounts

    95. In the first bullet, if true, please state that amounts in an expiring Strategy Account
        Option that are automatically transferred in the absence of transfer instructions to the
        Fixed Account Option cannot be transferred to another available Strategy Account
        Option until the next Contract Anniversary. Otherwise, please clarify how long amounts remain in the Fixed Account Option once transfer instructions are provided.

Access to Your Money

   96. Please revise the table heading to state,    Minimum Withdrawal Amount
and Minimum
       Contract Value Remaining after a Withdrawal.

   97. Please disclose that a penalty-free Withdrawal amount is still subject to Interim Value adjustments and a Negative Adjustment if a Withdrawal or other transaction occurs prior to the Term End Date, forfeiture of Index Credits, proportionate reductions to the Return of Premium Death Benefit, taxes, and potential tax penalties. Further, given these numerous potential penalties, please rename this Withdrawal amount as something other
       than    penalty-free.

Death Benefits

Contract Value Death Benefit

   98. The disclosure indicates that depending upon broker-dealer affiliation, election of the
       Return of Purchase Payment Death Benefit may be required, and Owners should check
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April 22, 2024
Page 16

        with their financial representative for availability and additional restrictions. Please note that all variations must be disclosed in the prospectus.

Optional Return of Purchase Payment Death Benefit

   99. Please clearly state the impact of deducting the Return of Purchase Payment Death
       Benefit fee on an ongoing basis from the Strategy Account Options with respect to the
       Interim Value and the Negative Adjustment.

   100. Please explain that Withdrawals may reduce the Net Purchase Payments prong of the
        Return of Purchase Payment Death Benefit by more than the amount withdrawn and provide a brief example.

Fees and Charges

Market Value Adjustment

   101. Please clearly state the purpose of the Market Value Adjustment (i.e., designed to shift investment risk from the Company to the investor to protect the Company from investment loss when having to pay out amounts from the Contract during the
        Withdrawal Charge Period).

Optional Return of Purchase Payment Death Benefit Fee

   102. Please disclose that deduction of the fee from a Strategy Account Option will trigger an
        Interim Value adjustment and Negative Adjustment.

Annuity Income Options (Income Phase)

Annuity Income Option 1     Life Income Annuity

   103. In Option 1, state that if the Annuitant dies before the first Annuity Payment, no payments will made, if true.

Annuity Income Option 2     Joint and Survivor Life Income Annuity

   104. In Option 2, state that if both Annuitants die before the first payment, no payments will be made, if true.

Other Information

Statements to Owners

   105. Please explain supplementally the legal basis for requiring Owners to provide notification within 30 days of any inaccuracies in their account statements in order for the Company to address such inaccuracies. We note that FINRA Rule 2231 does not
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April 22, 2024
Page 17

          impose any time limit during which customers must report inaccuracies in their account statements.

Closing

         A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position.

       We remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-6765 or cowanm@sec.gov.


                                                     Sincerely,

                                                     /s/ Mark Cowan

                                                     Mark Cowan
                                                     Senior Counsel

cc:    Andrea Ottomanelli Magovern, Assistant Director
       Elizabeth Bentzinger, Senior Special Counsel
       Matthew Williams, Branch Chief